UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2025

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on July 15, 2025, entitled “Equinor ASA: Share buy-back – second tranche for 2025”.

 Equinor ASA: Share buy-back – second tranche for 2025

Please see below information about transactions made under the second tranche of the 2025 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 30 April 2025.
The duration of the buy-back tranche: 16 May to no later than 21 July 2025.

Further information on the tranche can be found in the stock market announcement on its commencement dated 30 April 2025, available here: https://newsweb.oslobors.no/message/644796

From 7 July to 11 July 2025, Equinor ASA has purchased a total of 2,104,470 own shares at an average price of NOK 264.6747 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

7 July	OSE	428,913	258.6549	110,940,449.12
	CEUX
	TQEX

8 July	OSE	430,000	259.2348	111,470,964.00
	CEUX
	TQEX

9 July	OSE	419,500	266.0945	111,626,642.75
	CEUX
	TQEX

10 July	OSE	414,400	268.3945	111,222,680.80
	CEUX
	TQEX

11 July	OSE	411,657	271.4376	111,739,188.10
	CEUX
	TQEX

Total for the period	OSE	2,104,470	264.6747	556,999,924.78
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	13,006,750	255.4407	3,322,453,028.14
	CEUX
	TQEX
	Total	13,006,750	255.4407	3,322,453,028.14

Total buy-backs under the tranche (accumulated)	OSE	15,111,220	256.7267	3,879,452,952.92
	CEUX
	TQEX
	Total	15,111,220	256.7267	3,879,452,952.92

Following the completion of the above transactions, Equinor ASA owns a total of 24,002,342 own shares, corresponding to 0.94% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 15,111,220 own shares, corresponding to 0.59% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: July 15, 2025	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer